                                                                        2002 - 8




                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.
                                      20549

                                     -------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

       For the period commencing October 16, 2002 through December 9, 2002

                                     -------


                      KONINKLIJKE PHILIPS ELECTRONICS N.V.


                              --------------------
                              (Name of registrant)


       Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands


                    ----------------------------------------
                    (Address of principal executive offices)


            Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:


                                 A. Westerlaken
                      Koninklijke Philips Electronics N.V.
                                  Amstelplein 2
                       1096 BC Amsterdam - The Netherlands

This report comprises a copy of the press releases entitled:

-    "Philips and NXT in Preferred Partner Agreement", dated November 4, 2002;

- "Philips and One Voice Partner to offer leading voice solutions for the Tablet PC Market, dated November 7, 2002;

- "Philips announces plan to close Albuquerque Semiconductor Facility in late 2003", dated November 8, 2002.

-    "Philips and Sony lead acquisition of Intertrust", dated November 13, 2002;

- "Philips appoints Andrea Ragnetti Chief Marketing Officer", dated November 15, 2002;

- "Philips gives update on a number of its businesses", dated November 19, 2002;

- "Philips CEO discusses TOP challenges facing today's business leaders at CEO 2 CEO conference", dated November 20, 2002;

- "Philips announces plan to strengthen optical storage activities", dated December 3, 2002.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 9th day of December 2002.




                      KONINKLIJKE PHILIPS ELECTRONICS N.V.





                              /s/ G.J. Kleisterlee
                             ----------------------
                                G.J. KLEISTERLEE
                                   (President,
                      Chairman of the Board of Management)





                                /s/ J.H.M. Hommen
                             ----------------------
                                  J.H.M. HOMMEN
                    (Vice-Chairman of the Board of Management
                          and Chief Financial Officer)

December 03, 2002

Philips announces plan to strengthen optical storage activities

Restructuring expected to restore Philips Optical Storage to profitability within two quarters

Amsterdam, the Netherlands - December 3, 2002 - Royal Philips Electronics (AEX:
PHI, NYSE:PHG) today disclosed its plans for the restructuring of its Optical Storage business, and confirmed its expectation that the business' losses will be eliminated within two quarters.

Philips announced in October that following the dissolution of the Components division, a comprehensive restructuring plan would be carried out to bring Philips Optical Storage (POS) back to profitability. Philips Optical Storage was responsible for more than half of the losses, excluding special charges, of the entire Components division, with its data storage line the main source of the problems as a result of intense competition and a weak PC market.

The major part of the restructuring will see the PC related (Data) business line concentrated in Taiwan. Approximately 390 employees in Hasselt, Belgium, will be affected by the move, approximately 45 of who will be offered positions at other sites within POS. The present POS group in Eindhoven will be strengthened to concentrate on the pre-development activities of the POS business. Workers councils and union representatives have been informed and Philips will provide all possible support in assisting affected employees to find other employment within or outside the company.

The Taiwanese relocation will allow Philips to focus on its DVD+RW development activities and further cooperation with local and regional partners. Philips will use its strengths in research and development to continue its leadership in new product innovation and establishing standards. Manufacturing will increasingly be done through partnerships. The turnaround of POS Data will be achieved by eliminating unprofitable product lines based on more mature technologies, focusing on DVD+RW where margins are profitable and improving as the standard becomes established, and at the same time significantly reducing fixed costs.

"We have found a course of action for Philips Optical Storage which will both put a stop to the losses on our stated time frame of two quarters, and allows the business to concentrate on the areas where it can add the most value - innovating and defining and establishing new standards for data storage," commented Arthur van der Poel, Executive Vice President and member of Philips' Board of Management. "This focus will ensure the maximum synergies with related businesses in Philips, leaving manufacturing and certain other activities to our partners, with key competences in these areas. As we have said, a successful turnaround for POS will provide the basis to bring the former Components businesses back into the black for the full year 2003."

By strengthening its position in DVD+RW applications and new or emerging standards, Philips will remain a leading player in the OEM and aftermarket optical storage industry with a solid basis for sustained profitability. Geographically, the innovation and long-term development will take place in Europe while the ongoing Data business operations will be centered in Asia. Philips will establish its business headquarters for the PC related Optical Storage business in Taiwan in the course of 2003.

Besides the Data business, the consumer and automotive business lines of Philips Optical Storage are profitable and developing according to plan. The consumer line is a leader in the audio/video market and supplies drives for applications including DVD Recorders (based on the DVD+RW standard) and games consoles.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 184,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol:
PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

[Photo]

[Mr. Kleisterlee performs the closure of the NYSE]



November 20, 2002

Philips CEO Discusses Top Challenges Facing Today's Business Leaders at CEO2CEO Conference

Global Electronics Head Addresses Need to Create Sustainable Value, Calls for Less Celebrity, More Authenticity Amongst Peers

New York, NY, November 20, 2002 -- Royal Philips Electronics CEO, Gerard Kleisterlee, today addressed an assembly of peers at the CEO2CEO Conference in New York City, discussing the challenges facing business leaders in creating sustainable stakeholder value for their companies. Mr. Kleisterlee imparted a European perspective to the conference, but noted the increasing similarities in the experiences of U.S. companies and those across the Atlantic.

The key issue Mr. Kleisterlee highlighted was the challenge of rebuilding trust in corporate leadership, and business in general. In the current crisis in confidence, Mr. Kleisterlee said that in order to create meaningful value, our stakeholders must have faith "that we're steering the ship in the right direction, despite the occasional squalls." To facilitate this, CEOs must go back to looking at business growth from a long-term perspective rather than the quarterly earnings-driven approach that has ensnared many companies in recent years.

"What we need is more authenticity and less celebrity," Mr. Kleisterlee said, referring to cases of high-profile CEOs who were seen as saviors, yet could not fulfill promises because of their company's inherent flaws. While a CEO "should have the highest standards of ethics, and should espouse the corporate values of his company, our corporate vales need to transcend us," he said.

Hand-in-hand with this challenge is that of developing and keeping leaders, Mr. Kleisterlee went on to say. Like other stakeholders, employees are skeptical, especially considering the impact of continued downsizing and restructuring. "Connecting with our people is one of the imperatives of the CEO position," he said, noting that one ultimately positive effect of employee skepticism is a greater willingness to embrace change and to help refocus a company's goals and management.

Rounding out the key challenges facing CEO's, Mr. Kleisterlee discussed the need to focus on more future-oriented issues by managing for tomorrow's economy, achieving strategic focus and discipline in execution; investing in innovation through a focus on meaningful applications of today's technologies; and in creating solid corporate sustainability to address economic, environmental and social concerns. Mr. Kleisterlee noted that adopting a sustainability platform is essential in re-establishing faith and trust amongst stakeholders in today's environment.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 184,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol:
PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

November 19, 2002

Philips Gives Update on a Number of its Businesses

Analyst Meeting Demonstrates Company is Making Progress

Amsterdam, the Netherlands, November 19, 2002 - In a meeting with investors and financial analysts in Amsterdam today, Royal Philips Electronics (AEX: PHI, NYSE:PHG) will provide a comprehensive update on business developments in its Lighting, Consumer Electronics, and Medical divisions, as well as the businesses in the recently dissolved Components division.

On Philips Lighting, it will be shown that the business is outpacing it's competitors, delivering EBIT margins of approximately 12% for the year-to-date, whilst achieving record high delivery reliability and record low inventories. The division has a number one position in almost all markets served, and its strategy of focusing on innovation, marketing excellence and delivery reliability, while tightly controlling costs and assets is paying off. The recent win to become the exclusive supplier of branded light bulbs to Home Depot's 1,400 U.S. stores is a clear reflection of this winning approach. The high-tech aspect to the business will also be highlighted, including projection, extreme ultra-violet for use in wafer steppers, LCD backlighting, and solid-state lighting technology.

The changes at the Components division will be further explained, including the rationale and impact of the measures announced in October. Focus will be given on Mobile Display Systems (MDS), which has accelerated the pace in the transition to color displays and is now ahead of the market. From a financial perspective, the targets for the sum of the parts of the former Components is to get the group back into the black for the full year 2003. This target will be particularly based upon eliminating the heavy losses at Philips Optical Storage within two quarters.

Philips Medical Systems will confirm that the integration of recent acquisitions is on-track with the identified EUR 350 million cost synergies expected for the full year 2003. Excluding all special items and non-recurring items as well as the HCP business of the former Marconi Medical Systems, an EBITA of approximately 9% for the full year 2002 is expected, whilst the target of 14% EBITA for the business in 2004 will be confirmed. The annual sales target for 2004 remains unchanged in volume terms, but as a result of exchange rate movements becomes EUR 7.3 billion instead of EUR 8 billion (75% of sales are in USD or USD-related currencies). New product and technology introductions are expected to drive business development further, with the recent FDA approval of the HeartStart home defibrillator and live 3D Echocardiography ultrasound imaging of a beating heart indicated as two unique success points.

Philips Consumer Electronics will confirm that the turnaround of its business in the key US market is proceeding with success, and the strategy is paying off with 142% sales growth in up-market retailers, and 55% year-on-year growth in the branded TV segment, both cases reflecting the successful development of Philips as a premium brand. For the Consumer Electronics division as a whole, the business is on course for a good fourth quarter, October having been a record month, and November also looking strong, mainly as a result of operational improvements.

Consumer Electronics will also announce that the Digital Networks business will be integrated into other parts of the company, with the main set-top box business moving to Consumer Electronics. The change will deliver R&D synergies and enhanced cooperation, better utilization of the retail sales channel and lower overheads. No restructuring charge will be required, but savings will be realized. Digital networks will no longer appear as a separate line in Philips' financial statements after the fourth quarter.

Jan Hommen, Philips' Vice Chairman and Chief Financial Officer commented: "It's encouraging to see that even in a continuing tough market, our focus on improving operational performance in many areas including costs, marketing and innovation, is delivering results. We reconfirm as we had already indicated at the release of the Q3 earnings, that we expect to take restructuring and impairment charges in the fourth quarter, and that there could also be adjustments to fair market value of certain securities we hold. We expect to go into 2003 with these issues largely behind us."

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 184,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol:
PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

[Photo]

November 15, 2002

Philips appoints Andrea Ragnetti Chief Marketing Officer

Consumer Electronics CEO Guy Demuynck to leave Company AMSTERDAM, November 15, 2002 - Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced the appointment of Andrea Ragnetti as Chief Marketing Officer at group level, as of January 1, 2003.

Mr. Ragnetti (Italian, 42) joins Philips following an international career in marketing at Procter & Gamble, Joh.A. Benckiser (now Reckitt Benckiser), and Telecom Italia Mobile where he was Executive Vice president of Marketing and played an instrumental role in the successful and swift turnaround of one of the world's largest fixed line operators.

The Group Chief Marketing Officer is a new position, underlining Philips' commitment to becoming a truly market driven company. In his position Mr. Ragnetti will be responsible for Philips' global marketing activities and brand management. He will report directly to Gerard Kleisterlee, Philips' President and CEO.

"We are extremely pleased to appoint a corporate CMO with Andrea Ragnetti's reputation, experience and character," commented Gerard Kleisterlee. "We made this appointment after looking at many excellent candidates, and Andrea clearly stood out - he is a great addition to the diversity of Philips' top management team, and we look forward to successfully developing Philips into a world class marketing company."

The Board of Management will propose to the Supervisory Board that Mr. Ragnetti be appointed to Philips' Group Management Committee.

Philips also announced today that Mr. Guy Demuynck, CEO of its Consumer Electronics division and member of the Group Management Committee, will leave the Company as of January 1, 2003 to take up a position on the Board of Management of Dutch telecom operator, KPN.

"We regret to see Guy go," said Gerard Kleisterlee. "He has put in many years of service to Philips, and has made a great contribution in making Consumer Electronics more transparent and focused on improving its financial performance, particularly in the USA."

Mr. Demuynck's role as CEO of Consumer Electronics will be taken over by Mr. Gottfried Dutine, member of the Philips' Board of Management since February, 2002, in addition to his current responsibilities.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 184,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol:
PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

November 13, 2002

Philips and Sony Lead Acquisition of Intertrust

AMSTERDAM/NEW YORK, November 13, 2002 --Fidelio Acquisition Company, LLC, a company formed by Sony Corporation of America, a subsidiary of Sony Corporation (NYSE:SNE), Royal Philips Electronics (AEX: PHI, NYSE: PHG) and certain other investors, has executed a definitive agreement to acquire InterTrust Technologies Corporation (NASDAQ: ITRU). As a result of the transaction, Fidelio will acquire all of the outstanding common stock of InterTrust for approximately $453 million on a fully diluted basis or $4.25 per share. The most important objective of the transaction is to enable secure distribution of digital content by providing wider access to InterTrust's key Digital Rights Management (DRM) intellectual property on a fair and reasonable basis.

InterTrust is a leading holder of intellectual property in DRM. The company holds 26 U.S. patents and has approximately 85 patent applications pending worldwide. InterTrust's patent portfolio covers software and hardware technologies that can be implemented in a broad range of products that use DRM, including digital media platforms, web services and enterprise infrastructure.

InterTrust's Board of Directors has unanimously approved the acquisition and has determined that the transaction is advisable and in the best interest of its shareholders. All InterTrust board members owning shares including Victor Shear, Founder and Chairman of the board of directors, have agreed to tender all their shares of InterTrust common stock, representing approximately 20% of the outstanding common stock, in favor of the transaction. The acquisition, which is subject to customary closing conditions, including regulatory approvals, is expected to close in early 2003.

"Throughout Sony on a global scale, we operate with a keen awareness that the future growth of the consumer electronics, computer and entertainment industries will be heavily influenced by the ability to transmit digital content in a secure environment," said Nobuyuki Idei, Chairman and Chief Executive Officer of Sony Corporation. "This acquisition will significantly accelerate the ability to ensure secure delivery of digital content. This in turn will enable the development of many exciting new services for consumers and businesses."

"Philips is focused on the right of consumers to fairly access and enjoy digital content," said Gerard Kleisterlee, Philips' President and CEO. "Wider access to InterTrust's DRM Intellectual Property will allow both consumers and content providers to securely access and distribute digital content with their preferred devices. In doing so, barriers to digital content access can be removed to deliver enhanced consumer choice via new services. The deal will lead to a broad platform of DRM IP and new Philips products with integrated DRM technology. DRM is a key element towards a genuine digital revolution, and will be an important driver to reinvigorating the technology sector."

"Sony is committed to creating an environment where digital content can be securely distributed and enjoyed," said Robert Wiesenthal, Executive Vice President and Chief Strategy Officer of Sony Broadband Entertainment, Sony Corporation of America. "Through this transaction InterTrust's important DRM patents will be more widely available on a fair and reasonable basis."

"Philips is convinced that DRM technologies will be tremendously valuable in enabling the secure distribution of digital content, and in turn will facilitate a larger offering of digital content to consumers," said Ruud Peters, Executive Vice President and Chief Executive Officer of Philips' Intellectual Property & Standards. "Philips will continue to play a leading role in DRM."

About Sony Corporation of America

Sony Corporation of America, based in New York City, is the U.S. subsidiary of Sony Corporation, headquartered in Tokyo. Sony is a leading manufacturer of audio, video, communications and information technology products for the consumer and professional markets. Its music, motion picture, television, computer entertainment, and online businesses make Sony one of the most comprehensive entertainment companies in the world. Sony's principal U.S. businesses include Sony Electronics Inc., Sony Pictures Entertainment, Sony Music Entertainment Inc., and Sony Computer Entertainment America Inc. Sony recorded consolidated annual sales of over $56.9 billion for the fiscal year ended March 31, 2002, and it employs 168,000 people worldwide. Sony Corporation of America recorded over $18.5 billion in sales in the U.S. for the fiscal year ended March 31, 2002. Sony Corporation of America's homepage is: www.sony.com/SCA/

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 184,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol:
PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

Safe Harbor Statement

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in future exchange and interest rates (in particular, changes in the euro and the US dollar can materially effect results), tax rates and future business combinations, acquisitions or dispositions and the rate of technical changes. Market share estimates contained in this report are based on outside sources such as specialized research institutes, industry and dealer panels, etc. in combination with management estimates.

November 08, 2002

Philips Announces Plan to Close Albuquerque Semiconductor Facility in Late 2003

Albuquerque, New Mexico, USA/Amsterdam, The Netherlands, November 8, 2002 - Royal Philips Electronics (NYSE: PHG, AEX: PHI) today announced plans for the phased closure of its semiconductor fabrication operation (fab) in Albuquerque, New Mexico, U.S.A. at the end of 2003.

The announcement follows Philips' stated intention in September to reduce manufacturing capacity at Philips Semiconductors, and will be part of earlier announced restructuring plans for the fourth quarter of this year. The closure will lower excess capacity and fixed costs, in order to reduce the structural break-even level, and better adjust capacity in line with demand.

The core production team will remain in place into the third quarter of 2003, at which time manufacturing will be relocated to other Philips sites in North America, Asia and Europe. Meanwhile, the fab's highly skilled workforce of approximately 600 will continue to manufacture advanced semiconductors for Philips customers worldwide.

"This decision to close the Albuquerque fab was made to reduce the semiconductor division's overall wafer capacity. We are very sensitive to the impact of this decision on our employees in Albuquerque, and to the local community. Over the coming months, we will work closely with our employees and local leaders to minimize the negative impact of this decision locally," said Steve Kelley, senior vice president, North America Manufacturing, Philips Semiconductors. "Philips has been part of Albuquerque since the early 1980's, and has enjoyed its association with the local community. We have provided early notice in an effort to help people identify their next career step, and to be sure that the team knows that we will continue operations for the next several quarters."

The semiconductor fab in Albuquerque was constructed in 1980-81. The first chips came off the line in 1982. The fab was built by Philips, and operated under the Signetics brand name until 1992.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 184,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol:
PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter

November 07, 2002

Philips and One Voice Partner to Offer Leading Voice Solutions for the Tablet PC Market

San Diego, U.S.A. and Vienna, Austria, November 7, 2002 - One Voice Technologies, Inc. (OTCBB: ONEV - news), developer of 4th Generation voice solutions for the Wireless, Telematics, TV/Internet appliance and Interactive Multimedia markets and Royal Philips Electronics' (NYSE: PHG) business unit Speech Processing, a leading provider of speech recognition technology, today announced that both companies will work closely to offer voice enabled solutions for the Tablet PC market. These solutions will be targeted at Tablet PC manufacturers as a core component of their Tablet PC's and will add features including voice navigation, application launching, Internet browsing, Outlook integration along with e-mail and letter dictation.

Today's release of Microsoft Windows XP Tablet PC Edition offers full-featured PC capabilities in a truly mobile form factor. Tablet PC's running Windows XP Tablet PC Edition will include built-in pen-based computing and speech recognition from Microsoft. Microsoft's speech recognition allows for commanding programs and dictating text in one of three languages, U.S. English, Simplified Chinese and Japanese. The joint Philips and One Voice solutions will greatly extend the voice interface for the Tablet PC by offering significantly more features in up to 20 languages using the industry's most accurate voice technology. Our solutions are targeted at the mobile professional by offering Outlook integration for calendaring, scheduling, and e-mail along with complete Tablet PC navigation and Internet browsing. By creating a highly accurate, full-featured voice interface, mobile professionals will be able to access information more quickly than ever before.

"Our collaboration with OneVoice has proven to be very successful. The tablet PC is a great device for professionals and we have seized the opportunity to add more benefits to the user by offering this joint solution," said Marcel Wassink, Managing Director, Philips Speech Processing.

"The need for effective input on Tablet PC's is critical and will be driven by a combination of pen-based computing and voice recognition," said Dean Weber, president and CEO at One Voice. "By using the Philips SpeechSDK 3.0 we will deliver the industry's most powerful and accurate voice solutions, in multiple languages, that will accelerate the adoption of Tablet PC's in this new and exciting mobile market."

About One Voice Technologies, Inc.

One Voice Technologies, Inc. (OTCBB: ONEV - news) is the world's first developer of 4th Generation voice solutions for the telecom, telematics, TV/Internet appliance and Interactive Multimedia markets. Our Intelligent Voice(TM) solutions employ revolutionary, patented technology that allows people to send messages (Email, SMS, Instant Messaging and paging), purchase products, get information and control devices - all by using their voice. The company is headquartered in San Diego, California. For more information, please visit http://www.onevoicetech.com

Forward-Looking Statement Disclaimer

Some of the statements made in this press release discuss future events and developments, including our future business strategy and our ability to generate revenue, income and cash flow, and should be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These "forward-looking" statements can generally be identified by words such as "expect," "anticipate," "believe," "estimate," "intend," "plan," and similar expressions. These statements involve a high degree of risk and uncertainty that exists in the Company's operations and business environment and are subject to change based on various factors that could cause actual Company results, performance, plans, goals and objectives to differ materially from those contemplated or implied in these forward-looking statements. Actual results may be different from anticipated results for a number of reasons, including the Company's new and uncertain business model, uncertainty regarding acceptance of the Company's products and services and the Company's limited operating history.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 184,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol:
PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter


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November 04, 2002

Philips and NXT in Preferred Partner Agreement

London, United Kingdom and Dendermonde, Belgium, November 4, 2002 - Royal Philips Electronics' (AEX: PHI, NYSE: PHG) business unit Philips Sound Solutions
(PSS) and flat-panel audio technology company, NXT have signed an agreement ensuring closer collaboration in the development and marketing of exciters for the automotive industry.

As part of this two-year partnership, the two companies will together develop, test, manufacture and jointly market a high-powered exciter for use in automotive applications. PSS will invest time and resources into steering the progress of NXT's flat panel loudspeaker technology within the industry sector, developing fully integrated speaker solutions utilizing NXT's SurfaceSound(TM) technology.

NXT continues to raise awareness and interest in the benefits of its technology among Original Equipment Manufacturers (OEMs), and Philips will ensure that the supply chain is in place to meet the needs and specifications of the major manufacturers. Philips and NXT are already witnessing the fruits of such a partnership, with different opportunities recently identified within the automotive sector.

Tom Van Steenkiste, Philips Sound Solutions Line of Business Manager Automotive said: "Philips is already a market leader in the Multimedia and Audio/Video domain, with several flat panel speaker products in the category. Following the efforts of our engineers to increase their understanding and knowledge of NXT's flat panel loudspeaker technology, we have been able to make advances in implementing the technology and creating additional intellectual property. The successful endeavors of Philips and NXT have substantially raised the interest level of the automotive industry, and we are confident that the time is right to introduce flat panel sound in the automotive arena."

Peter O'Brien, NXT's Director of Automotive commented: "We have spent considerable time raising awareness and proving the viability of NXT technology to potential customers within this sector. Our technology offers advantages in acoustic performance, added design flexibility and potential cost savings, and so we are delighted that Philips Sound Solutions has shown its commitment to exploiting these benefits as part of its overall business strategy in the automotive industry."

About NXT

NXT's business is the invention, patenting, licensing and marketing of enabling technologies in sound and speech. NXT is setting a new world-standard in loudspeakers. It offers a superior alternative to existing technologies across most product sectors while creating new opportunities where conventional technology has been unable to deliver. NXT has developed industry-specific expertise and is focused on helping its licensees get product to market efficiently and cost effectively.

NXT now has over 250 licensees for its patented SurfaceSound(TM) flat panel loudspeaker technology. Licensees include Acer Computers, Armstrong, Authentic (mainly owned by NEC), DaimlerChrysler, Fiat R&D North America, Fujitsu Ten, General Motors, Intier, LG Electronics, Matsushita Communication Industrial, Philips,

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Siemens, Sony Ericsson Mobile Communications AB, TDK and Visteon. The company, which is fully listed on the London Stock Exchange (symbol NTX), has Technology Centres in Cambridge and Malvern and operations in London, Tokyo, Hong Kong, California, Detroit and Stuttgart. For more information, please refer to: www.nxtsound.com.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 32.3 billion in 2001. It is a global leader in color television sets, lighting, electric shavers, medical diagnostic imaging and patient monitoring, and one-chip TV products. Its 184,000 employees in more than 60 countries are active in the areas of lighting, consumer electronics, domestic appliances, components, semiconductors, and medical systems. Philips is quoted on the NYSE (symbol:
PHG), London, Frankfurt, Amsterdam and other stock exchanges. News from Philips is located at www.philips.com/newscenter